DAVID P. GLATZ 312.807.4295 dglatz@bellboyd.com DIRECT FAX: 312.827.8065	[Bell, Boyd & Lloyd LLC letterhead]

July 19, 2006

Mr. Andrew P. Schoeffler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Schoeffler:

CFC International, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 30, 2006

File No. 000-27222

This letter responds to the comments contained in your letter dated July 14, 2006, regarding the Information Statement on Schedule 14C filed on June 30, 2006 (the “Information Statement”) by CFC International, Inc. (“CFC”). For convenience, each of your comments is repeated in italics below, with responses immediately following.

The response to each of these comments is included in Amendment No. 1 to the Information Statement, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the Information Statement, is enclosed for your convenience.

The Merger, page 2

The Visa Directive and Termination of the Quad-C Merger Agreement, page 6

1.     Comment: We note your disclosure in the second sentence of the second paragraph. Please describe in greater detail the consequences of terminating the merger agreement with Quad-C. For example, were any termination payments required?

Response: As disclosed in the Current Report on Form 8-K filed by CFC on April 3, 2006 the parties executed a termination agreement and agreed to pay their own expenses upon termination of the Quad-C merger agreement. There were no termination fees or expense

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 19, 2006

reimbursement paid by either party. CFC has added the following language to the end of the fourth paragraph on page 6:

In connection with the termination of the Quad-C merger agreement, the parties executed a mutual release of claims and agreed to pay their own expenses incurred with respect to the transaction. Neither party paid any termination fees or expense reimbursement in connection with the termination.

Background of the ITW Merger, page 6

2.      Comment: Please disclose whether ITW expressed an interest in your company during your auction process.

Response: Agreed. ITW did not express an interest in CFC during CFC’s auction process. CFC has added the following language to the beginning of the fifth paragraph on page 6:

ITW was initially contacted by Lincoln Partners in 2004, but did not express an interest in acquiring CFC and did not sign a confidentiality agreement or receive an offering memorandum at that time.

3.     Comment: We note the disclosure in the second paragraph on page 8 regarding two matters that had not been resolved at that time in the negotiation process. It does not appear that you disclose the resolution of these issues, other than to state that the resolution was more favorable than the terms of the Quad-C transaction. Please briefly describe the resolution of these matters.

Response: The two issues that had not been resolved at this time are described in the bullet points following the first full paragraph on page 8. The resolution of these issues has been described in the following disclosure added to the end of the second full paragraph on page 8:

Bell Boyd advised the special committee that, with respect to the two items described in the bullet points above, further negotiations would not change ITW’s positions that CFC’s ability to terminate the merger agreement in response to a superior proposal should be limited to a period of 30 days following its execution and that CFC should not have the ability to terminate the merger agreement following a withdrawal of approval by the CFC board of directors in the absence of a superior proposal from another party.

In addition, CFC has modified the language preceding the bullet points in the last full paragraph on page 8 to read as follows (new language underlined):

The special committee then determined that it would be prudent and in the best interests of our stockholders, taken as a whole, to proceed with the proposed transaction with ITW without recontacting any of the bidders involved in the

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 19, 2006

auction process previously conducted by Lincoln International and our senior management, with respect to efforts to sell our company, including without limitation Quad-C, and to accept ITW’s positions on the issues described in the two bullet points above, for the following reasons:

Please see also the first sentence of the additional disclosure identified in the response to Comment 4 below.

Fairness Opinion of Houlihan Lokey, page 15

4.      Comment: We note that Houlihan Lokey assumed that the final merger agreement would not differ materially from the draft merger agreement it reviewed in connection with providing its fairness opinion. Please disclose how the merger agreement changed subsequent to the draft Houlihan Lokey reviewed and indicate whether these changes were material.

Response: Agreed. The merger agreement draft reviewed by Houlihan Lokey in connection with providing its fairness opinion did not include language addressing the two legal issues described in Comment 3 above. However, at the June 14, 2006 meetings of the special committee and the board of directors of CFC in which Houlihan Lokey participated, the board discussed these issues with Houlihan Lokey present, and the board authorized CFC’s negotiators to accept ITW’s proposals with respect to these issues. In addition, the final merger agreement contained several other immaterial changes to the merger agreement reviewed by Houlihan Lokey in connection with providing its fairness opinion. CFC has added the following additional disclosure to page 17:

CFC advised Houlihan Lokey that the only differences between the June 12, 2006 draft of the merger agreement reviewed by Houlihan Lokey and the final version of the merger agreement executed by the parties involved language providing that, as discussed at the June 14, 2006 special committee and board meetings in which Houlihan Lokey participated, CFC’s ability to terminate the merger agreement in response to a superior proposal was limited to a period of 30 days following its execution and that CFC did not have the ability to terminate the merger agreement following a withdrawal of approval by the CFC board of directors in the absence of a superior proposal from another party, in addition to several other changes, none of which CFC deemed to be material. See “Background of the ITW Merger” above.

5.     Comment: Please provide us with copies of all information Houlihan Lokey provided to your board of directors in connection with the proposed transaction, including any “board books” and summaries of oral presentations.

Response: It is our understanding that Latham & Watkins, LLP, counsel for Houlihan Lokey, is providing these materials supplementally to the Commission, under a request for confidentiality pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Houlihan Lokey requests that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 19, 2006

Material U.S. Federal Income Tax Consequences of the Merger . . ., page 23

6.    Comment: We note the disclosure in the first sentence of the last paragraph of this section and have the following comments:

•	Please remove the statement that the discussion is for “general information purposes only,” as it may suggest to stockholders that they can not rely the discussion.

•	Please remove the statement that the discussion is “not intended to constitute a complete description . . .” A summary, by its nature, is not complete. Your language suggests that you may not have outlined the material consequences of the merger.

Response: Agreed. CFC has removed the language identified in Comment 6.

Interests of Directors and Executive Officers in the Merger, page 24

7.    Comment: Please identify the two executive officers of CFC who may continue as employees of CFC after the merger, and describe the principal terms of their proposed employment, particularly where any terms are more favorable than those currently in effect.

Response: Agreed. The two executive officers of CFC who may continue as employees of CFC after the merger are Gregory Jehlik and Dennis Lakomy. Other than with respect to the retention agreement between Mr. Jehlik and CFC described on page 26, neither Mr. Jehlik nor Mr. Lakomy has any agreement with CFC or ITW with respect to continuation of employment with CFC following the merger. CFC has revised the disclosure to identify Messrs. Jehlik and Lakomy by name in the first sentence in the fifth paragraph on page 25, and has added the following disclosure after the first sentence of that paragraph:

Other than with respect to the retention agreement between Mr. Jehlik and CFC described under “Retention Incentive Payment to Gregory Jehlik” below, neither Mr. Jehlik nor Mr. Lakomy has any agreement with CFC or ITW with respect to continuation of employment with CFC following the merger.

8.    Comment: Disclosure in the second paragraph under “Retention Incentive Payments to Gregory Jehlik” says that upon completion of the merger, all of Mr. Jehlik’s stock options will be fully vested and exercisable immediately. This seems to be inconsistent with disclosure that the merger agreement provides that each option, including those held by directors and officers, will be cashed out upon completion of the merger. Please reconcile these disclosures. If Mr. Jehlik is to have a continuing ownership interest in CFC or ITW, through options to purchase stock of either company or otherwise, please make this clear. This comment also applies to similar disclosure describing the Retention Plan for Key Employees and the board action with respect to options held by William Brown.

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

July 19, 2006

Response: Agreed. All options held by CFC’s employees, officers, directors and former director William Brown will be cashed out upon completion of the merger. Mr. Jehlik will not have any continuing ownership interest in CFC or ITW, through options to purchase stock of either company or otherwise. To clarify this issue, CFC has eliminated the language on pages 25 and 26 of the Information Statement that address vesting and exercisability of options under Mr. Jehlik’s retention agreement and under the retention plan.

With respect to Mr. Brown’s options, CFC has revised the disclosure at the end of the fifth paragraph on page 27 to read as follows (new language underlined):

As a result, all of the options to purchase an aggregate of 15,000 shares of common stock of CFC held by Mr. Brown are vested and will, following the effectiveness of the merger, be converted into the right to receive cash equal to the amount by which (i) $16.75 multiplied by each share of stock subject to such option exceeds (ii) the applicable exercise price for such option multiplied by the number of shares of stock subject to the option. If the merger with ITW is not consummated, all of Mr. Brown’s options will terminate in accordance with their original ten-year expiration dates.

Acknowledgement

On behalf of CFC, we hereby acknowledge the following:

•	that CFC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CFC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Mark McMillan at 312.807.4383.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copy (w/encl.) to                Dennis W. Lakomy